UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 28, 2010

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item   2.02   Results of Operations and Financial Condition.

On April 28, 2010, we issued a press release announcing our results of operations for the first quarter 2010. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item   8.01   Other Events.

On April 28, 2010, we issued a press release announcing that our board of directors has authorized the repurchase of up to an additional $20 million of our securities under our previously announced securities repurchase program. Under the program, the company may repurchase its common stock and its 11.25% Convertible Notes due 2023 from time to time. The company anticipates that it will fully utilize the approximately $1.8 million that remained available at the end of the first quarter of 2010 under the securities repurchase program during the second quarter, thus necessitating the additional funds. The repurchase authorization does not have an expiration date and the pace of repurchase activity will depend on factors such as working capital needs, the price of our securities and economic and market conditions. The securities repurchase program may be accelerated, suspended, delayed or discontinued at any time

Item   9.01   Financial Statements and Exhibits.

99.1 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: April 28, 2010 /s/ Phung Ngo-Burns
Phung Ngo-Burns
Vice President, Finance and Chief Financial Officer

<u>EXHIBIT INDEX</u>

99.1   Press Release
